                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)(1)

                              CHESTER BANCORP, INC.
                              ---------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   164903106
                                 --------------
                                 (CUSIP Number)

     Michael W. Welge, 1112 State Street, Chester, Illinois 62233 (618) 826-5038
     ---------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 27, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)
                               (Page 1 of 4 pages)









------------------------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 164903106                                           PAGE 2 OF 4 PAGES


                                  SCHEDULE 13D

============ =======================================================================================================
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Michael W. Welge
============ =======================================================================================================
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                                   (b) [X]
============ =======================================================================================================
3            SEC USE ONLY

============ =======================================================================================================
4            SOURCE OF FUNDS*
                      PF
============ =======================================================================================================
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                                                                       TO ITEMS
                                                                       2(d) or 2(e)
                                                                             [ ]
============ =======================================================================================================
6            CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S.A.
======================================== ---------- ================================================================
                                           7        SOLE VOTING POWER               64,770
NUMBER OF SHARES
                                         ---------- ================================================================
BENEFICIALLY                               8        SHARED VOTING POWER            148,400

OWNED BY EACH
                                         ---------- ================================================================
REPORTING                                  9        SOLE DISPOSITIVE POWER          64,770
                                         ---------- ================================================================
PERSON WITH                               10        SHARED DISPOSITIVE POWER       148,400
=========== ========================================================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     213,170
=========== ========================================================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                                                                      SHARES*

                                                                                       [ ]
=========== ========================================================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     11.50%
=========== ========================================================================================================
14          TYPE OF REPORTING PERSON*
                     IN
=========== ========================================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 164903106                                           PAGE 3 OF 4 PAGES

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Chester Bancorp, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 1112 State Street, Chester, Illinois 62233.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Michael W. Welge

         (b)      908 Park Avenue
                  Chester, Illinois 62233

         (c) Michael W. Welge is Executive Vice President, Secretary and Treasurer of Gilster Mary Lee Corporation, which manufactures private label food products and whose address is 1037 State Street, Chester, IL 62233.

         (d) Michael W. Welge has not been convicted in a criminal proceeding during the last five years.

         (e) Michael W. Welge has not been a party to such a civil proceeding of a judicial or administrative body during the last five years.

         (f) Michael W. Welge is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The source of consideration for Michael W. Welge to purchase 2,000 shares of Common Stock was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

                  Michael W. Welge owns the Common Stock for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Michael W. Welge beneficially owns 213,170 shares of Common Stock, which represents 11.50% of the shares of Common Stock currently outstanding based upon a total of 1,853,046 shares of Common Stock outstanding, as set forth in the Company's recent Proxy Statement dated February 25, 1998.

         (b) Michael W. Welge has the sole power to vote and the sole power to dispose of 64,770 shares of Common Stock owned by him individually.
Michael W. Welge has shared power to vote and the shared power to dispose of the 40,000 shares owned by Betty A. Welge, his wife. Michael W. Welge has shared power to vote and the shared power to dispose of the 108,400 shares of Common Stock owned collectively by Gilster Mary Lee Corporation, Chester Investment Club and various investment clients of Michael W. Welge and Mr. Welge disclaims any beneficial ownership in such shares.

CUSIP NO. 164903106                                          PAGE 4 OF 4 PAGES


         (c) On February 27, 1998, Michael W. Welge purchased 2,000 shares of Common Stock on the Nasdaq National Market at a purchase price of $17.750 per share.

         (d) Chester Investment club has the right to receive dividends and the proceeds from the sale of the 34,800 shares of Common Stock owned by it. Gilster Mary Lee Corporation has the right to receive dividends and the proceeds from the sale of the 65,000 shares of Common Stock owned by it. Various investment clients of Michael W. Welge have the right to receive dividends and the proceeds from the sale of the 8,600 shares of Common Stock owned by them.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



           March 6, 1998                              /s/ Michael W. Welge
-------------------------------------                 --------------------------
           Date                                       Name:  Michael W. Welge